Term Sheet CMTNG0742 Filed Pursuant to Rule 433 Registration No. 333-192302

Citigroup Inc.
$50,000,000

4.050% Notes due 2035

Final Term Sheet

November 3, 2015

Issuer:	Citigroup Inc.
Offering:	4.050% Notes due 2035
Underwriter:	Citigroup Global Markets Inc., an affiliate of Citigroup Inc.
Principal Amount:	$50,000,000
Pricing Date:	November 3, 2015
Settlement Date:	November 10, 2015 (T+5)
Maturity Date:	November 10, 2035
Price to Public:	100.000% of the Principal Amount plus accrued interest, if any, from November 10, 2015
Net Proceeds:	$50,000,000 (100.000% of the Principal Amount)
Coupon Rate (Per annum):	4.050%
Interest Calculation Period:	Each six-month period from and including an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date
Interest Payment Date:	Semi-annually on the 10th of May and November, beginning on May 10, 2016 and ending on the Maturity Date
Day Count:	30/360, unadjusted
Early Redemption:	None
Business Day:	New York, Modified Following Business Day Convention
Calculation Agent:	Citibank, N.A.
Form and Denominations:	Registered Medium-Term Notes in minimum denominations and minimum increments of $1,000,000
Clearing and Settlement:	DTC/Euroclear
CUSIP/ISIN:	17298C4H8 / US17298C4H88
Governing Law:	New York Law

Citigroup Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-192302) and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-800-831-9146.